Exhibit 11.  Computation of Net Income (Loss) Per Share.

                   TRANSTECH INDUSTRIES, INC.
       COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE

                                    For the Three Months Ended
                                            March 31,
BASIC:                              2003            2002
Weighted Average Common Shares
  Outstanding                     2,979,190     2,979,190
Net Income (Loss)               $ (355,000)    $ 4,161,000
Basic Net Income (Loss)
  Per Common Share:
Net Income (Loss) per share           $(.12)          $1.40

DILUTED:
Weighted Average Common
    Shares Outstanding            2,979,190     2,979,190
Dilutive Stock Options Based
  Upon the Treasury Stock
  Method                                 -              -
                                  2,979,190      2,979,190

Net Income (Loss)               $ (355,000)     $4,161,000
Diluted Net Income (Loss)
  Per Common Share:
Net Income (Loss) Per Share           $(.12)          $1.40